EXHIBIT 99.1

Selvita completes acquisition of Fidelta from Galapagos

Mechelen, Belgium and Krakow, Poland – 04 January 2021, 22.01 TIME CET – Galapagos NV (Euronext & NASDAQ: GLPG) and Selvita S.A. (WSE: SLV) announced today that the strategic transaction in which Selvita has acquired Fidelta from Galapagos has been completed.

The closing of the transaction comes shortly after its first announcement on November 23, 2020. Selvita has acquired 100% of the outstanding shares in Fidelta for an enterprise value of €31.2M plus the customary adjustments for net cash and working capital.

Acquisition of Fidelta substantially expands Selvita’s integrated drug discovery services offering and strengthens its position as one of the largest preclinical contract research organizations in Europe. The transaction will almost double Selvita’s revenues. Fidelta will now be fully consolidated under the Selvita Group, it will however continue to operate under the Fidelta name.

Fidelta is a contract research organization with core scientific competences in inflammation, fibrosis, and anti-infectives. The scope of services provided by Fidelta is complementary to Selvita’s offerings and will enable Selvita to build a competitive advantage in business areas such as DMPK, in vivo pharmacology, and toxicology, as well as increase its scale of operations within medicinal chemistry and in vitro pharmacology.

Fidelta currently employs 181 employees, including over 150 highly experienced scientists, providing integrated drug discovery services in the biotech and pharmaceutical industry, with a proven track record of accomplished laboratory projects over many years. The Company is located in state-of-the art R&D facilities in Zagreb, Croatia which offer almost 6,000 m2 of research space. Fidelta will continue performing drug discovery services for Galapagos for the next five years.

About Selvita

Selvita is a preclinical Contract Research Organization providing multidisciplinary support in resolving the unique challenges of research within area of drug discovery, regulatory studies, as well as research and development.
The Company was established in 2007 and currently employs over 550 professionals, of which over 1/3 hold a PhD title. Selvita is headquartered in Krakow, Poland, with a second research site in Poznan, Poland and international offices located in Cambridge, MA and South San Francisco, in the U.S., as well as in Cambridge, UK. Selvita is a major shareholder in Ardigen – bioinformatics company harnessing advanced Artificial Intelligence methods for novel precision medicine.
Selvita has a proven track record of successfully completed projects and customers in 40 countries. The majority of Company revenues come from pharma, biotech, chemical and agrochemical companies from the U.S. and Europe. Selvita is listed on the Warsaw Stock Exchange (WSE:SLV). More information at www.selvita.com.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises early discovery through to Phase 3 programs in inflammation, fibrosis, and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts Selvita Media & Investors: Natalia Baranowska +48 784 069 418 natalia.baranowska@selvita.com	Contacts Galapagos

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

Forward-looking statements Selvita

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. The forward-looking statements contained herein represent the judgement of Selvita as of the date of this press release. Such forward-looking statements are neither promises nor guarantees but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Forward-looking statements Galapagos

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that Galapagos’ expectations regarding Fidelta’s future service performance for Galapagos would be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.